SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated April 4, 2004.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)


                                  By: /s/  Ilan Pacholder
                                      --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title:  Corporate Secretary

Dated:  April 8, 2004

    Exhibit No.            Description
    -----------            -----------

    1.                     Press Release, dated April 4, 2004.

                                    EXHIBIT 1

               Elbit Systems joint venture with Rockwell Collins,
    Vision Systems International, awarded $ 62.6 million contract from Boeing

Haifa, Israel, April 4, 2004- Elbit Systems Ltd. ( NASDAQ: ESLT) today announced that Vision Systems International LLC (VSI), was awarded a contract from Boeing, St. Louis, for the delivery of more than 400 additional Joint Helmet Mounted Cueing Systems (JHMCS).

Under the contract, valued at $62.6 million, VSI will provide JHMCS systems, including spares, technical support and support equipment for the LRIP 4 (Low Rate Initial Production) acquisition. This procurement fills U.S. government domestic requirements for the U.S. Air Force F-15, and F-16 and U.S. Navy F/A-18 aircraft as well as Foreign Military Sales (FMS) production commitments including: Australia (F/A-18), Chile (F-16), Finland (F/A-18) and Poland (F-16). Additionally, this award fulfills commercial commitments from Boeing for the F-15K program for South Korea.

Deliveries under LRIP 4 are currently in process and will continue through 2005.

JHMCS provides the pilot with "First look, first shot" high off-boresight weapons engagement capabilities. It enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets while performing high-G aircraft maneuvers. Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot's visor.

Joseph Ackerman, President and CEO of Elbit Systems commented: " The latest contract from Boeing further reinforces VSI's leading role in advanced helmet mounted cueing systems. The success of VSI is a testament of the continued cooperation between Rockwell Collins and Elbit Systems providing cutting-edge helmet mounted systems technologies to U.S. and international front-line fighter aircraft."

VSI was established in 1996 as a joint venture between EFW, Inc. a subsidiary of Elbit Systems Ltd. and Rockwell Collins to develop, manufacture and support fixed wing HMDs worldwide. With a heritage of more than 35 years of design and development experience in display systems, VSI today is the leading supplier of fixed wing HMDs. In addition to the JHMCS, VSI is in development of the advanced HMD for Lockheed Martin's F-35 (JSF) and supplies DASH (Display and Sight Helmet) Generation IV to Lockheed Martin.


About Elbit Systems:
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.
For  more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts



Company contact                                      IR Contacts
---------------                                      -----------
Ilan Pacholder, VP Finance                           Ehud Helft/Kenny Green
Elbit Systems Ltd                                    Gelbart Kahana
Tel:  972-4 831-6632                                 Tel: 1-866-704-6710
Fax: 972-4 831-6659                                  Fax: 972-3-607-4711
Pacholder@elbit.co.il                                ehud@gk-biz.com
                                                     ---------------
                                                     kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.